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QUICK LAW GROUP PC

1035 PEARL STREET
SUITE 403
BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

August 22, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Jan Woo

   Mr. Michael Foland

Re:	Tapinator, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 18, 2018 File No. 333-224531

Ladies and Gentlemen,

On behalf of Tapinator, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 15, 2018 (the “Comment Letter”), to Ilya Nikolayev, Chief Executive Officer of the Company, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).  In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 3”) with the Commission, responding to the Staff's comments in the Comment Letter and updating the Registration Statement.

References herein to page numbers are to page numbers in Amendment No. 3.

The following is the Company's response to the Comment Letter. The Company's response is numbered to correspond to the Staff's comment as numbered in the Comment Letter. For your convenience, the Staff's comment contained in the Comment Letter has been restated below in its entirety and the Company has separated the comment into three parts in an effort to address each element of the comment more specifically.

U.S. Securities and Exchange Commission

August 22, 2018

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 3 which is marked to show changes from the relevant portions of the Registration Statement.

General

1.

In response to prior comment 4 regarding the functionality of BitPainting, you state that certain attributes of an artwork are stored on your servers and not on the ETH blockchain. With regard to Dark Winds, you state that third party auction platforms for your crypto- assets reduce the reliance that your players might have on the long-term viability of the Dark Winds application. Please include this information in your filing and clarify whether the crypto-assets can continue to exist and be played outside of the company’s application and servers.

Response: Darkwinds’ digital trading cards are offered on OpenSea.io, which is a decentralized auction marketplace for crypto-assets, which include collectibles, gaming items and other digital goods that are supported by a blockchain like Ethereum. On OpenSea, players can buy or sell a wide variety of these items through each item’s smart contract, meaning that no central authority ever holds custody of the items.  Similar to how a collector might sell baseball cards or basketball shoes on eBay, OpenSea provides similar functionality for decentralized digital assets.

As discussed in more detail below, so long as the Company’s applications and servers relating to the games continue to operate, the crypto-game assets bought and sold on third party auction platforms would maintain all of their key game utilities.

The smart contracts and certain attributes underlying the crypto-assets that players purchase in both the Darkwinds and BitPainting applications would continue to exist outside of the Company’s applications and servers. Examples of such attributes would be, for Darkwinds, (i) the name of the playing card and the number of damage and life points associated with a specific card and (ii) for BitPainting, the name of an artwork and the unique edition structure associated with a specific artwork. Ownership of such assets is linked to a unique crypto wallet ID, and verifiable on the Ethereum blockchain via third party services such as Etherscan, a block explorer, search, application programming interface (API) and analytics platform for the Ethereum blockchain.

However, certain key utilities of the games in the form of (i) crypto-asset metadata (such as the imagery of Darkwinds’ trading cards and artist information corresponding to BitPainting artworks) and (ii) gamification functionality (such as Darkwinds’ player match-making and BitPainting’s edition creation system) may be accessible only via the Company’s applications and servers, unless these utility functions are independently reproduced, which the Company considers unlikely unless the games become more popular. The loss of such utilities as currently offered via the Company’s applications and servers would likely eliminate the overall playability of the Company’s blockchain games.

U.S. Securities and Exchange Commission

August 22, 2018

The Company has updated its disclosure on page 8 to add a risk factor regarding the risks described above, the impact such risks might have on the players of such games and, thus, to the Company’s business itself in the event the Company’s blockchain game business becomes a more substantial portion of its business in the future.

Please disclose the risks and consequences to investors if the servers or website cease to function.

Response: For players of Darkwinds and BitPainting, the risks and consequences if the games’ servers or websites ceased to function would be the loss of certain game utility in the form of crypto-asset metadata and gamification functionality resulting in reduced overall playability as further discussed above. An additional risk and consequence to such players if the games’ servers or websites ceased to function would be the potential devaluation of the games underlying crypto-assets, resulting from a decrease in awareness and tradability of such assets.

The Company has updated its disclosure on page 8 to add a risk factor regarding the potential devaluation of the underlying crypto-assets discussed above, the impact such devaluation might have on the players of such games and, thus, to the Company’s business itself in the event the Company’s blockchain game business becomes a more substantial portion of its business in the future.

     Further, to the extent that you are reliant on another blockchain network for your business, disclose the risks and consequences to the company if the Ethereum blockchain ceases to function, slows down in functionality, or forks.

Response: For players of Darkwinds and BitPainting, the risks and consequences if the Ethereum blockchain ceases to function, slows down in functionality, or forks would be (i) the loss of certain game utility in the form of gamification functionality tied to the blockchain, and (ii) the potential devaluation or complete loss of the underlying crypto-assets employed in these games, resulting from either a devaluation of the Ethereum crypto-currency currently used to trade such assets and/or the failure of the underlying blockchain infrastructure to record transactions and contracts governing such crypto-assets.

The Company has updated its disclosure on page 8 to add a risk factor regarding Ethereum and the potential risks described above, the impact such risks might have on the players of such games and, thus, to the Company’s business itself in the event the Company’s blockchain game business becomes a more substantial portion of its business in the future.

U.S. Securities and Exchange Commission

August 22, 2018

We hope the above responses and the revised disclosure to Amendment No. 3 have addressed appropriately all of the Staff’s comments. Should you require any further information or have any questions, please do not hesitate to contact the undersigned at (720) 259-3393.

Sincerely,

QUICK LAW GROUP P.C.

/s/ Jeffrey M. Quick

Jeffrey M. Quick

cc:           Ilya Nikolayev, Tapinator, Inc.

Andrew Merkatz, Tapinator, Inc.